

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mailstop 3233

August 3, 2018

Via E-mail
Mr. Allen R. Hartman
Chief Executive Officer
Hartman Short Term Income Properties XX, Inc.
2909 Hillcroft, Suite 420
Houston, TX 77057

> **Re: Hartman Short Term Income Properties XX, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-4**
> **Filed July 3, 2018**
> **File No. 333-221930**

Dear Mr. Hartman:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 5, 2018 letter.

FORM S-4/A FILED ON JULY 3, 2018

General

1. We note your response to our prior comment 1 and that you will provide audited financial statements for Hartman XIX and HI-REIT for the year ended December 31, 2017 upon their availability. As a result, we will withhold comment on the unaudited financial statements for the year ended December 31, 2017 provided in Appendices II and III until such time as audited financial statements are filed.

The Mergers

Background of the Mergers

2. We note your disclosure that on July 26, 2016 Mr. Cardwell was delegated to the HARTMAN XIX Special Committee and Mr. Ostroot was delegated HI-REIT Special Committee. Please revise your disclosure to specify how Mr. Cardwell and Mr. Ostroot were selected for these committees.

3. We note your disclosure that on April 4, 2017 the special committees held a join meeting and discussed the Pendo Advisors fairness opinion draft and the impact of the year-end financial reports on the proposed terms of the merger. Please expand your disclosure to provide further detail regarding these discussions.

Experts, page 275

4. We note your response to our prior comment 15. We are unable to locate the financial statement schedules (i.e. Schedule III) of Hartman XIX and HI-REIT in Appendices II and III to the registration statement. In addition, we are unable to locate Hartman XX's Schedule III for the year ended December 31, 2017 in the filing. Please revise your disclosure to include this information or tell us why it is not necessary.

Hartman Short Term Income Properties XIX, Inc. and Subsidiaries

Consolidated Statements of Operations, App II-24

5. We note your disclosure in Note 13 to App II-36 that you have unpaid preferred dividends with respect to the Series A and Series B Preferred Shares. Please revise to adjust net income for preferred stock dividends on the face of Hartman XIX's consolidated statements of operations as of March 31, 2018 and 2017. Reference is made to ASC 260-10-45-11.

Unaudited Pro Forma Consolidated Financial Statements, App IV-1

6. We note your response to our prior comment 16 and that you revised the March 31, 2018 pro forma balance sheet as if the mergers occurred on March 31, 2018. However, we note your disclosure in App IV-19 that the unaudited pro forma condensed consolidated balance sheets as of March 31, 2018 and December 31, 2017 have been prepared as if the mergers had occurred as of that date. Please revise your presentation to remove the pro forma balance sheet as of December 31, 2017. Reference is made to Rule 8-05(b)(2) of Regulation S-X.

7. We note your response to our prior comment 17. Please revise your disclosure to include the weighted average shares used to compute basic and diluted earnings per share on the face of the pro forma statements of operations. Please refer to Rule 11-02(b)(7) of Regulation S-X.

Exhibits

8. We note that the merger agreements governing the transactions in the registration statement included as Exhibits 2.1 and 2.2 contain provisions that require each party to waive any right it may have to a trial by jury. Please tell us whether the waiver of these rights to trial by jury could apply to claims made under federal securities laws.

You may contact Jeffrey Lewis, Staff Accountant, at (202) 551-6216 or Eric McPhee, Senior Staff Accountant, at (202) 551-3693 if you have questions regarding comments on the financial statements and related matters. Please contact Rahul K. Patel, Staff Attorney, at (202) 551-3799 or me at (202) 551-3655 with any other questions.

Sincerely,

/s/ Sonia Gupta Barros

Sonia Gupta Barros
Assistant Director
Office of Real Estate and
Commodities

cc: Aaron C. Hendricson, Esq.